UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 19 July 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Page

of
1
Issued by Harmony Gold
Mining Company Limited
For more details contact:

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE:       HAR
NYSE:     HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.

The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Fatality at Harmony’s Joel mine
Johannesburg: Tuesday, 19 July 2016
. Harmony Gold Mining Company Limited
(“Harmony”) regrets to advise that a colleague succumbed to his injuries in hospital on
Monday afternoon, following a material handling accident on Friday morning at Joel mine in the Free State province.
Investigations into the accident are underway.
Harmony’s management team wish to express their heartfelt condolences to the members of the deceased's family and his colleagues.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 19, 2016
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name: Frank Abbott
Title: Financial Director